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                                                                     EXHIBIT 99
H.J. Heinz Company
Board of Directors'
Guidelines on Political Contributions

No Company or subsidiary funds, facilities or services shall be used for political contributions of any kind in support of or in opposition to:
 . any political party or political committee, . any candidate for office of any government
  - state, federal or local, or
 . any initiative, recall or referendum appear-ing on the ballot for a special or general election at any level of government relating to a candidate or office holder. This prohibi-tion is absolute and applies to all elections or political candidates, campaigns or com-mittees whether or not contributions might be lawful under the laws of any particular state or country wherein the Company or a subsidiary operates; except that the Company may;
  . pay the costs of establishing, adminis-tering and soliciting contributions to political action committees established under applicable law;
  . contribute funds to non-profit organiza-tions, provided such funds are not used to influence election campaigns, and such contribution has been pre-cleared with the Chairman of the Public Issues
    Committee; and
  . contribute funds in equal amounts
    to both the Republican National
    Committee Non-Federal Account and
    the Democratic National Committee
    Non-Federal Account in a manner that
    is not prohibited by the Federal Election
    Campaign Act of 1971, as amended, or
    the regulations of the Federal Election
    Commission, provided the total amount
    of such contributions is approved by the Public Issues Committee.*


"Political contributions" include but are not limited to subscriptions, membership in associations or committees whose purpose it is to support or oppose political parties or committees, candidates for public office or any initiative, recall or referendum, loans of any sort, purchase of tickets for any event in support of or in opposition to any political party or committee, candidate for public office or any initiative, recall or referendum, purchase of advertising space or furnishing of any supplies or performing services for or against any politi-cal organization, committee candidate, public official or any initiative, recall or referendum.

Nothing herein shall be construed to prohibit individual officers or employees of the Company or a subsidiary from contributing their personal funds or their personal free time to any political candidate or party, but under no circumstances shall such officers or employees be reimbursed for such contribu-tions or be granted time off the job for such activity; nor prohibit the Company or a subsidiary from contributing funds to a non-political organization that opposes or supports a ballot, initiative or referendum (unrelated to a specific candidate or office holder) that could, in the opinion of management, adversely affect the business of the Company.

Political Contributions

The Company made equal contributions
of $5,000 to each of the Republican and
Democratic National Committees' Non-Federal
Accounts since the publication of the 1997
H.J. Heinz Company annual report.

*Effective April 29, 1998, the Board of Directors of the Company amended the Guidelines on Political
Contributions by deleting this subparagraph, and accordingly eliminated the general authorization to contribute funds in equal amounts to the Republican and Democratic National
Committees' Non-Federal Accounts.